SECURITY AGREEMENT

among

IMRIS INC.

and

DEERFIELD PRIVATE DESIGN FUND II, L.P.,

DEERFIELD PRIVATE DESIGN INTERNATIONAL II, L.P., DEERFIELD SPECIAL
SITUATIONS FUND, L.P. and DEERFIELD SPECIAL SITUATIONS INTERNATIONAL
MASTER FUND, L.P.

as Lenders

September 16, 2013

SECURITY AGREEMENT

THIS SECURITY AGREEMENT dated as of September 16, 2013 (this “Agreement”) is entered into among IMRIS INC. a Canadian corporation (the “Borrower”) in favor of DEERFIELD PRIVATE DESIGN FUND II, L.P., DEERFIELD PRIVATE DESIGN INTERNATIONAL II, L.P., DEERFIELD SPECIAL SITUATIONS FUND, L.P. and DEERFIELD SPECIAL SITUATIONS INTERNATIONAL MASTER FUND, L.P. (the “Lenders”).

RECITALS

A.           Lenders have agreed to extend credit to Borrower pursuant to the Facility Agreement (defined below).

B.           It is a condition precedent to Lenders’ obligation to extend credit under the Facility Agreement that Borrower shall have executed and delivered this Agreement to Lenders.

In consideration of the premises and to induce Lenders to enter into the Facility Agreement and to induce Lenders to extend credit thereunder, Borrower hereby agrees with Lenders as follows:

SECTION 1         DEFINITIONS.

1.1           Unless otherwise defined herein, terms defined in the Facility Agreement and used herein shall have the meanings given to them in the Facility Agreement, and the following terms are used herein as defined in the PPSA: Accounts, Chattel Paper, Documents of Title, Consumer Goods, Equipment, Goods, Instruments, Intangibles, Inventory, Investment Property, Money and Securities.

1.2           When used herein the following terms shall have the following meanings:

“Agreement” has the meaning set forth in the preamble of this Agreement.

“BIA” means the Bankruptcy and Insolvency Act (Canada).

“Borrower Obligations” means all Obligations of Borrower.

“CCAA” means the Companies’ Creditors Arrangement Act (Canada).

“Collateral” means any and all property or other assets, now existing or hereafter acquired or created, real or personal, tangible or intangible, wherever located, and whether owned by, consigned to, or held by, or under the care, custody or control of Borrower, including:

(a)          Money, cash, and cash equivalents;

(b)          Accounts and all of Borrower’s rights and benefits under the Accounts, including, but not limited to, Borrower’s right to receive payment in full of the obligations owing to Borrower thereunder, whether now or hereafter existing, together with any and all guarantees, other supporting obligations and/or security therefore, as well as all of Borrower’s books and records relating thereto;

(c)          bank and deposit accounts (including any bank accounts maintained by Borrower or any of its Subsidiaries), and all sums on deposit in any of them, and any items in such accounts;

(d)          Investment Property;

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(e)         Inventory, Equipment, fixtures, and other Goods;

(f)          Chattel Paper, Documents of Title, and Instruments;

(g)         letters of credit and letter of credit rights;

(h)         supporting obligations;

(i)          commercial tort claims and all other Identified Claims;

(j)          books and records;

(k)         real property interests, leases and leasehold estates in real property of Borrower, as lessee;

(l)          Intangibles (including all intellectual property, claims, payment intangibles, contract rights, choses in action, and software);

(m)      all of Borrower’s other interests in property of every kind and description, and the products, profits, rents of, dividends or distributions on, or accessions to such property; and

(n)       all Proceeds (including insurance claims and insurance proceeds) of any of the foregoing, regardless of whether the Collateral, or any of it, is personal property as to which the PPSA provides the perfection of a security interest, and all rights and remedies applicable to such property.

Where the context requires, terms relating to the Collateral or any part thereof, when used in relation to Borrower, shall refer to Borrower’s Collateral or the relevant part thereof. Notwithstanding the foregoing, “Collateral” shall not include Excluded Property.

“Control Agreement” means an agreement among Borrower or any of its Subsidiaries, Lenders and (i) the issuer of uncertificated securities with respect to uncertificated securities in the name of Borrower or such Subsidiary, (ii) a securities intermediary with respect to securities, whether certificated or uncertificated, securities entitlements and other financial assets held in a securities account in the name of Borrower or such Subsidiary, (iii) a futures intermediary with respect to futures accounts and futures contracts held by Borrower or such Subsidiary, or (iv) a bank with respect to a deposit account, whereby, among other things, the issuer, securities intermediary or futures intermediary, or bank limits any Lien that it may have in the applicable assets or deposit account in a manner reasonably satisfactory to Lenders, acknowledges the Lien of Lenders on such assets or deposit account, and agrees to follow the instructions or entitlement orders of Lenders without further consent by Borrower or such Subsidiary.

“Dollars” and “$” each mean lawful money of the United States of America.

“Excluded Property” means, collectively, (a) any permit, license or agreement entered into by  Borrower (i) to the extent that any such permit, license or agreement or any requirement of law applicable thereto prohibits the creation of a Lien thereon, but only to the extent, and for as long as, such prohibition is not terminated or rendered unenforceable or otherwise deemed ineffective by the UCC or PPSA or any other requirement of law, (ii) which would be abandoned, invalidated or unenforceable as a result of the creation of a Lien in favor of Lenders or (iii) to the extent that the creation of a Lien in favor of Lenders would result in a breach or termination pursuant to the terms of or a default under any such permit, license or agreement (other than to the extent that any such term would be rendered ineffective pursuant to any applicable law (including the BIA or CCAA) or principles of equity), (b) property owned by Borrower that is subject to a purchase money Lien or a capital lease permitted under the Facility Agreement if the agreement pursuant to which such Lien is granted (or in the document providing for such capital lease) prohibits or requires the consent of any Person other than Borrower and its Affiliates which has not been obtained as a condition to the creation of any other Lien on such property, and (c) any “intent to use” trademark applications for which a statement of use has not been filed (but only until such statement is filed); provided, however, “Excluded Property” shall not include any proceeds, products, substitutions or replacements of Excluded Property (unless such proceeds, products, substitutions or replacements would otherwise constitute Excluded Property).

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“Facility Agreement” means the Facility Agreement of even date herewith between Borrower and Lenders, as amended, supplemented, restated or otherwise modified from time to time.

“Borrower” has the meaning set forth in the preamble of this Agreement.

“Identified Claims” means the commercial tort claims described on Schedule 7 as such schedule shall be supplemented from time to time in accordance with the terms and conditions of this Agreement.

“Investment Property” means the collective reference to (a) all “investment property” as such term is defined in the PPSA, (b) all “financial assets” as such term is defined in the PPSA, and (b) whether or not constituting “investment property” as so defined, all Pledged Notes and all Pledged Equity.

“Issuers” means the collective reference to each issuer of any Investment Property.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, assignment, charge, deposit arrangement, encumbrance, easement, lien (statutory or otherwise), security interest or other security arrangement and any other preference, priority or preferential arrangement of any kind or nature whatsoever, including any conditional sale contract or other title retention agreement.

“Paid in Full” means (a) all Borrower Obligations (other than contingent claims for indemnification or reimbursement not then asserted) have been indefeasibly repaid in full in cash and have been fully performed, (b) all other Obligations (other than contingent claims for indemnification or reimbursement not then asserted) under the Facility Agreement and the other Transaction Documents have been completely discharged, (c) all commitments of Lenders, if any, to extend credit that would constitute Borrower Obligations have been terminated or have expired and (d) Lenders have been released by Borrower and each guarantor of all claims against Lenders.

“Pledged Equity” means the equity interests listed on Schedule 1, together with any other equity interests, certificates, options or rights of any nature whatsoever in respect of the equity interests of any Person that may be issued or granted to, or held by, Borrower while this Agreement is in effect.

“Pledged Notes” means all promissory notes listed on Schedule 1, all intercompany notes at any time issued to Borrower and all other promissory notes issued to or held by Borrower (other than promissory notes issued in connection with extensions of trade credit by Borrower in the ordinary course of business).

“PPSA” means the Personal Property Security Act (Ontario).

“Proceeds” means all “proceeds” as such term is defined in the PPSA and, in any event, shall include all dividends or other income from the Investment Property, collections thereon or distributions or payments with respect thereto.

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“Receivable” means any right to payment for goods sold or leased or for services rendered, whether or not such right is evidenced by an Instrument or Chattel Paper and whether or not it has been earned by performance (including any Accounts).

“Securities Act” means the Securities Act of 1933, as amended.

“STA” means the Securities Transfer Act (Ontario).

“UCC” means the Uniform Commercial Code as the same may, from time to time, be enacted and in effect in the State of New York; provided that, to the extent that the Uniform Commercial Code is used to define any term herein or in any Loan Document and such term is defined differently in different Articles or Divisions of the Uniform Commercial Code, the definition of such term contained in Article or Division 9 shall govern; provided further that, in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection or priority of, or remedies with respect to, Lenders’ Lien on any Collateral is governed by the Uniform Commercial Code as enacted and in effect in a jurisdiction other than the State of New York, the term “UCC” shall mean the Uniform Commercial Code as enacted and in effect in such other jurisdiction solely for purposes of the provisions thereof relating to such attachment, perfection, priority or remedies and for purposes of definitions related to such provisions.

SECTION 2        INTENTIONALLY DELETED.

SECTION 3        GRANT OF SECURITY INTEREST.

3.1          Grant. Borrower hereby assigns and transfers to Lenders, and hereby grants to Lenders and (to the extent provided herein) its Affiliates, a continuing security interest in all of its Collateral, as collateral security for the prompt and complete payment and performance when due (whether at the stated maturity, by acceleration or otherwise) of the Borrower Obligations. Notwithstanding the foregoing, no Lien or security interest is hereby granted on any Excluded Property.

SECTION 4        REPRESENTATIONS AND WARRANTIES.

To induce Lenders to enter into the Facility Agreement and to induce Lenders to make extensions of credit to Borrower thereunder, Borrower represents and warrants to Lenders that:

4.1          Title; No Other Liens. Except for Permitted Liens, Borrower owns each item of the Collateral free and clear of any and all Liens or claims of others. As of the Closing Date, no effective financing statement or other public notice with respect to all or any part of the Collateral is on file or of record in any public office, except filings evidencing Permitted Liens.

4.2           Perfected Liens. The security interests granted pursuant to this Agreement (a) upon completion of the filings and other actions specified on Schedule 2 (which filings and other documents referred to on Schedule 2, have been delivered to Lenders in completed form) will constitute valid perfected security interests in all of the Collateral in favor of Lenders as collateral security for the Borrower Obligations, enforceable in accordance with the terms hereof and in accordance with the terms of the Facility Agreement and (b) shall be prior to all other Liens on the Collateral except for Permitted Liens having priority over Lenders’ Lien by operation of law or permitted pursuant to the Facility Agreement upon (i) in the case of all pledged certificated stock, Pledged Notes, Pledged Equity and other pledged Investment Property, the delivery thereof to Lenders of such pledged certificated stock, Pledged Notes, Pledged Equity and other pledged Investment Property consisting of instruments and certificates, in each case properly endorsed for transfer to Lenders or in blank, (ii) in the case of all pledged Investment Property not in certificated form, the execution of Control Agreements with respect to such Investment Property and (iii) in the case of all other instruments and tangible chattel paper that are not pledged certificated stock, Pledged Notes, Pledged Equity and other pledged Investment Property, the delivery thereof to Lenders of such instruments and tangible chattel paper. Except as set forth in this Section 4.2, all actions by Borrower necessary to perfect the Lien granted hereunder on the Collateral have been duly taken. As of the date hereof, the filings and other actions specified on Schedule 2 constitute all of the filings and other actions necessary to perfect all security interests granted hereunder.

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4.3          Borrower Information. On the date hereof, Schedule 3 sets forth (a) Borrower’s jurisdiction of organization, (b) the location of Borrower’s chief executive office, (c) Borrower’s exact legal name as it appears on its organizational documents and (d) Borrower’s organizational identification number and federal employer identification number.

4.4          Collateral Locations. On the date hereof, Schedule 4 sets forth (a) each place of business of Borrower (including its chief executive office), (b) all locations where all Inventory and Equipment with a book value in excess of $25,000 owned by Borrower is kept (other than Inventory or Equipment that is otherwise in transit or out for repair, refurbishment or processing in the ordinary course of business or otherwise disposed of in a transaction permitted by the Facility Agreement) and (c) whether each such Collateral location and place of business (including Borrower’s chief executive office) is owned or leased (and if leased, specifies the complete name and notice address of each lessor). On the Closing Date, no Collateral (other than Inventory or Equipment that is otherwise in transit or out for repair, refurbishment or processing in the ordinary course of business or otherwise disposed of in a transaction permitted by the Facility Agreement) with a book value greater than $25,000 is located outside Canada or the United States or in the possession of any lessor, bailee, warehouseman or consignee, except as indicated on Schedule 4.

4.5          Certain Property. None of the Collateral constitutes, or is the Proceeds of, (a) farm products, (b) health care insurance receivables, (c) Consumer Goods or (d) vessels, aircraft or any other personal property subject to any certificate of title or other registration statute of the United States, any State or other jurisdiction, except for motor vehicles owned by Borrower and used by employees of Borrower in the ordinary course of business with an aggregate fair market value of less than $25,000.

4.6         Investment Property.

(a)          The Pledged Equity pledged by Borrower hereunder constitutes all the issued and outstanding equity interests of each Issuer owned by Borrower.

(b)          All of the Pledged Equity has been duly and validly issued and, in the case of shares of capital stock and membership interests, is fully paid and nonassessable.

(c)          Each of the Pledged Notes constitutes the legal, valid and binding obligation of the obligor with respect thereto, enforceable in accordance with its terms (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing).

4.7         As of the date hereof, Schedule 1 lists all Investment Property owned by Borrower with a value greater than $25,000. Borrower is the record and beneficial owner of, and has good and valid title to, the Investment Property pledged by it hereunder, free of any and all Liens or options in favor of, or claims of, any other Person, except Permitted Liens.

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4.8         Receivables.

(a)          No material amount payable to Borrower under or in connection with any Receivable is evidenced by any Instrument or Chattel Paper which has not been delivered to Lenders.

(b)          No obligor on any Receivable is a Governmental Authority.

(c)          The amounts represented by Borrower to Lenders from time to time as owing to Borrower in respect of the Receivables will at all such times be accurate in all material respects.

4.9          Intellectual Property. Schedule 5 lists all Intellectual Property that is registered or is the subject of an application to register and owned by Borrower in its own name on the date hereof. Except as set forth in Schedule 5 and except for non-exclusive licenses of software and other Intellectual Property acquired in the ordinary course of business, none of the Intellectual Property of Borrower is the subject of any licensing or franchise agreement pursuant to which Borrower is the licensor or franchisor.

4.10        Depositary and Other Accounts. Schedule 6 lists all banks and other financial institutions at which Borrower maintains deposit or other accounts as of the Closing Date and such Schedule 6 correctly identifies the name, address and telephone number of each depository, the name in which the account is held, a description of the purpose of the account, and the complete account number therefor.

4.11        Intentionally Deleted.

SECTION 5         COVENANTS.

Borrower covenants and agrees with Lenders that, from and after the date of this Agreement until the Borrower Obligations shall have been Paid in Full:

5.1          Delivery of Instruments, Certificated Securities and Chattel Paper. If any amount payable under or in connection with any of the Collateral in excess of $10,000 individually or $25,000 in the aggregate shall be or become evidenced by any Instrument, certificated security or Chattel Paper, such Instrument, certificated security or Chattel Paper shall (unless Lenders have agreed in writing that such delivery will not be required) be promptly (and, in any event, within five (5) Business Days) delivered to Lenders, duly indorsed in a manner reasonably satisfactory to Lenders, to be held as Collateral pursuant to this Agreement and in the case of electronic chattel paper, Borrower shall (unless Lenders have agreed in writing that such control will not be required) cause Lenders to have control thereof within the meaning set forth in the STA. In the event that an Event of Default shall have occurred and be continuing, upon the request of Lenders, any Instrument, certificated security or Chattel Paper not theretofore delivered to Lenders and at such time being held by Borrower shall be promptly (and, in any event, within five (5) Business Days) delivered to Lenders, duly indorsed in a manner satisfactory to Lenders, to be held as Collateral pursuant to this Agreement and in the case of electronic chattel paper, Borrower shall cause Lenders to have control thereof within the meaning set forth in the STA.

5.2          Maintenance of Perfected Security Interest; Further Documentation.

(a)          Borrower shall maintain the security interest created by this Agreement as a perfected security interest having at least the priority described in Section 4.2, and shall defend such security interest against the claims and demands of all Persons whomsoever.

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(b)           Borrower will furnish to Lenders from time to time statements and schedules further identifying and describing the assets and property of Borrower and such other reports in connection therewith as Lenders may reasonably request, all in reasonable detail.

(c)           At any time and from time to time, upon the written request of Lenders, and at the sole expense of Borrower, Borrower will promptly and duly execute and deliver, and have recorded, such further instruments and documents and take such further actions as Lenders may reasonably request for the purpose of obtaining or preserving the full benefits of this Agreement and of the rights and powers herein granted, including (i) filing any financing or continuation statements under the UCC or PPSA (or other similar laws) in effect in any jurisdiction with respect to the security interests created hereby, (ii) in the case of Investment Property and any other relevant Collateral, taking any such requested actions necessary to enable Lenders to obtain “control” (within the meaning of the applicable UCC or PPSA) with respect to such Investment Property or Collateral to the extent required to be pledged hereunder; and (iii) if requested by Lenders, delivering, to the extent permitted by law, any original motor vehicle certificates of title received by Borrower from the applicable secretary of state or other Governmental Authority after information reflecting Lenders’ security interest has been recorded in such motor vehicles to the extent required to be pledged hereunder.

5.3          Changes in Locations, Name, etc. Borrower shall not, except upon 10 Business Days’ prior written notice to Lenders (or such lesser notice as Lenders may agree in its sole discretion) and delivery to Lenders of (a) all additional financing statements and other documents reasonably requested by Lenders as to the validity, perfection and priority of the security interests provided for herein and (b) if applicable, a written supplement to Schedule 4 showing any additional location at which Inventory or Equipment with a book value in excess of $25,000 shall be kept (other than Inventory or Equipment that is otherwise in transit or out for repair, refurbishment or processing in the ordinary course of business or otherwise disposed of in a transaction permitted by the Facility Agreement):

(i)          permit any of the Inventory or Equipment with a book value greater than $25,000 in the aggregate to be kept at a location other than those listed on Schedule 4, other than the Inventory or Equipment that is otherwise in transit or out for repair, refurbishment or processing in the ordinary course of business or otherwise disposed of in a transaction permitted by the Facility Agreement;

(ii)         change its jurisdiction of organization or the location of its chief executive office from that specified on Schedule 3 or in any subsequent notice delivered pursuant to this Section 5.3; or

(iii)        change its name, identity or corporate structure.

5.4         Notices. Borrower will advise Lenders promptly, in reasonable detail, of:

(a)          any Lien (other than Permitted Liens) on any of the Collateral; and

(b)          the occurrence of any other event which would reasonably be expected to have a material adverse effect on the aggregate value of the Collateral or on the Liens created hereby.

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5.5          Investment Property.

(a)          If Borrower shall become entitled to receive or shall receive any certificate, option or rights in respect of the equity interests of any Issuer, whether in addition to, in substitution of, as a conversion of, or in exchange for, any of the Pledged Equity, or otherwise in respect thereof, Borrower shall accept the same as the agent of Lenders, hold the same in trust for Lenders and deliver the same forthwith to Lenders in the exact form received, duly indorsed by Borrower to Lenders, if required, together with an undated instrument of transfer covering such certificate duly executed in blank by Borrower and with, if Lenders so requests, signature guarantied, to be held by Lenders, subject to the terms hereof, as additional Collateral for the Borrower Obligations. Upon the occurrence and during the continuance of an Event of Default, (i) any sums paid upon or in respect of the Investment Property upon the liquidation or dissolution of any Issuer shall be paid over to Lenders to be held by it hereunder as additional Collateral for the Borrower Obligations, and (ii) in case any distribution of capital shall be made on or in respect of the Investment Property or any property shall be distributed upon or with respect to the Investment Property pursuant to the recapitalization or reclassification of the capital of any Issuer or pursuant to the reorganization thereof, the property so distributed shall, unless otherwise subject to a perfected Lien in favor of Lenders, be delivered to Lenders to be held by them hereunder as additional Collateral for the Borrower Obligations. Upon the occurrence and during the continuance of an Event of Default, if any sums of money or property so paid or distributed in respect of the Investment Property shall be received by Borrower, Borrower shall, until such money or property is paid or delivered to Lenders, hold such money or property in trust for Lenders, segregated from other funds of Borrower, as additional Collateral for the Borrower Obligations.

(b)          Without the prior written consent of Lenders, Borrower will not (i) vote to enable, or take any other action to permit, any Issuer to issue any equity interests of any nature or to issue any other securities or interests convertible into or granting the right to purchase or exchange for any equity interests of any nature of any Issuer, except, in each case, as permitted by the Facility Agreement, (ii) sell, assign, transfer, exchange, or otherwise dispose of, or grant any option with respect to, the Investment Property or Proceeds thereof (except pursuant to a transaction expressly permitted by the Facility Agreement) other than, with respect to Investment Property not constituting Pledged Equity or Pledged Notes, any such action which is not prohibited by the Facility Agreement, (iii) create, incur or permit to exist any Lien or option in favor of, or any claim of any Person with respect to, any of the Investment Property or Proceeds thereof, or any interest therein, except for Permitted Liens, or (iv) enter into any agreement or undertaking restricting the right or ability of Borrower or Lenders to sell, assign or transfer any of the Investment Property or Proceeds thereof, except, any such action which is not prohibited by the Facility Agreement.

5.6          Receivables.

(a)           Other than in the ordinary course of business consistent with its past practice or with respect to amounts which are not material to Borrower, Borrower will not (i) grant any extension of the time of payment of any Receivable, (ii) compromise or settle any Receivable for less than the full amount thereof, (iii) release, wholly or partially, any Person liable for the payment of any Receivable, (iv) allow any credit or discount whatsoever on any Receivable or (v) amend, supplement or modify any Receivable in any manner that would reasonably be expected to adversely affect the value thereof in any material respect.

(b)           Borrower will deliver to Lenders a copy of each material demand, notice or document received by it that questions or calls into doubt the validity or enforceability of more than 5% of the aggregate amount of the then outstanding Receivables for Borrower.

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5.7         Intellectual Property. Except as expressly permitted by the Facility Agreement,

(a)          Borrower (either itself or through licensees) will use commercially reasonable measures to (i) continue to use each trademark (owned by Borrower) material to its business, in order to maintain such material trademark in full force free from any claim of abandonment for non-use, (ii) maintain as in the past the quality of products and services offered under such trademark, (iii) use such material trademark with the appropriate notice of registration and all other notices and legends required by applicable law, (iv) not adopt or use any mark which is confusingly similar or a colorable imitation of such material trademark unless Lenders shall obtain a perfected security interest in such mark pursuant to this Agreement and (v) not do any act or knowingly omit to do any act whereby such material trademark becomes invalidated or impaired in any way and will also prohibit any licensees from doing so.

(b)          Borrower will not do any act, or omit to do any act, whereby any patent owned by Borrower material to its business may become forfeited, abandoned or dedicated to the public and will also prohibit any licensees from doing so.

(c)          Borrower (i) will not do any act or knowingly omit to do any act whereby any material portion of such copyrights may become invalidated or otherwise impaired and will also prohibit any licensees from doing so, and (ii) will not do any act whereby any material portion of such copyrights may fall into the public domain and will also prohibit any licensees from doing so.

(d)          Borrower will not knowingly do any act that uses any intellectual property material to its business to infringe the intellectual property rights of any other Person.

(e)          Borrower will notify Lenders promptly if it knows, or has reason to know, that any application or registration relating to any material intellectual property may become forfeited, abandoned or dedicated to the public, or of any determination or development (including the institution of, or any such determination or development in, any proceeding in the United States Patent and Trademark Office, the United States Copyright Office, the Canadian Intellectual Property Office or any court or tribunal in any country) regarding, Borrower’s ownership of, or the validity of, any material intellectual property or Borrower’s right to register the same or to own and maintain the same would reasonably be expected to have a Material Adverse Effect.

(f)           Whenever Borrower, either by itself or through any agent, employee, licensee or designee, shall file an application for the registration of any intellectual property with the United States Patent and Trademark Office, the United States Copyright Office, the Canadian Intellectual Property Office or any similar office or agency in any other country or any political subdivision thereof, Borrower shall report such filing to Lenders concurrently with the next delivery of financial statements of Borrower pursuant to the Facility Agreement. Upon the request of Lenders, Borrower shall execute and deliver, and have recorded, any and all agreements, instruments, documents, and papers as Lenders may reasonably request to evidence Lenders’ security interest in any copyright, patent or trademark and the goodwill and general intangibles of Borrower relating thereto or represented thereby.

(g)          Borrower will take all reasonable and necessary steps to maintain and pursue each application (and to obtain the relevant registration) and to maintain each registration of all material intellectual property owned by it as Borrower shall reasonably deems appropriate under the circumstances.

(h)          In the event that any material intellectual property is infringed upon or misappropriated or diluted by a third party, Borrower shall (i) take such actions as Borrower shall reasonably deem appropriate under the circumstances to protect such intellectual property and (ii) if such intellectual property is of material economic value, promptly notify Lenders after it learns thereof and sue for infringement, misappropriation, dilution and/or to seek injunctive relief and recover any and all damages for such infringement, misappropriation or dilution all as Borrower shall reasonably deem appropriate under the circumstances.

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5.8         Depositary and Other Deposit Accounts. Borrower shall not open any depositary or other deposit accounts unless Borrower shall have given to Lenders 10 calendar days’ prior written notice (or such lesser notice as Lenders may agree in its sole discretion) of its intention to open any such new deposit accounts.

5.9         Other Matters.

(a)          Borrower authorizes Lenders to, at any time and from time to time, file financing statements, financing change statements, continuation statements, and amendments thereto that describe the Collateral as “all assets” of Borrower, or words of similar effect, and which contain any other information required pursuant to the UCC or PPSA for the sufficiency of filing office acceptance of any financing statement, financing change statement, continuation statement or amendment, and Borrower agrees to furnish any such information to Lenders promptly upon request. Any such financing statement, financing change statement, continuation statement or amendment may be signed by Lenders on behalf of Borrower and may be filed at any time in any jurisdiction.

(b)           Borrower shall, at any time and from time and to time, take such steps as Lenders may reasonably request for Lenders to insure the continued perfection and priority of Lenders’ security interest in any of the Collateral and of the preservation of its rights therein.

(c)           If Borrower shall at any time, acquire a commercial tort claim in excess of $25,000, Borrower shall promptly notify Lenders thereof in writing and supplement Schedule 7, therein providing a reasonable description and summary thereof.

5.10        Intentionally Deleted.

SECTION 6        REMEDIAL PROVISIONS.

6.1          Certain Matters Relating to Receivables.

(a)           At any time and from time to time after the occurrence and during the continuance of an Event of Default, Lenders shall have the right to make test verifications of the Receivables in any manner and through any medium that they reasonably considers advisable, and Borrower shall furnish all such assistance and information as Lenders may reasonably require in connection with such test verifications. At any time and from time to time after the occurrence and during the continuance of an Event of Default, upon Lenders’ request and at the expense of Borrower, Borrower shall cause independent public accountants or others satisfactory to Lenders to furnish to Lenders reports showing reconciliations, agings and test verifications of, and trial balances for, the Receivables.

(b)          Lenders hereby authorize Borrower to collect Borrower’s Receivables, and Lenders may curtail or terminate such authority at any time after the occurrence and during the continuance of an Event of Default. If required by Lenders at any time after the occurrence and during the continuance of an Event of Default, any payments of Receivables, when collected by Borrower, (i) shall be forthwith (and, in any event, within two Business Days) deposited by Borrower in the exact form received, duly indorsed by Borrower to Lenders if required and upon notice to Borrower, in a collateral account maintained under the sole dominion and control of Lenders, subject to withdrawal by Lenders only as provided in Section 6.5, and (ii) until so turned over after such request by Lenders, shall be held by Borrower in trust for Lenders, segregated from other funds of Borrower. Each such deposit of Proceeds of Receivables shall be accompanied by a report identifying in reasonable detail the nature and source of the payments included in the deposit.

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(c)           At any time and from time to time after the occurrence and during the continuance of an Event of Default, at Lenders’ request, Borrower shall deliver to Lenders all original and other documents evidencing, and relating to, the agreements and transactions which gave rise to the Receivables, including all original orders, invoices and shipping receipts.

(d)           Borrower hereby irrevocably authorizes and empowers Lenders, in Lenders’ sole discretion, at any time after the occurrence and during the continuance of an Event of Default, following Lenders’ concurrent notice to Borrower, to assert, either directly or on behalf of Borrower, any claim Borrower may from time to time have against the sellers under or with respect to any agreements assigned or collaterally assigned to Lenders and to receive and collect any and all damages, awards and other monies resulting therefrom and to apply the same to the Borrower Obligations in such order as Lenders may determine in its discretion. After the occurrence and during the continuance of an Event of Default, Borrower hereby irrevocably makes, constitutes and appoints Lenders as its true and lawful attorney in fact for the purpose of enabling Lenders to assert and collect such claims and to apply such monies in the manner set forth above, which appointment, being coupled with an interest, is irrevocable.

6.2           Communications with Obligors; Borrower Remains Liable.

(a)            Lenders in their own name or in the name of others may at any time after the occurrence and during the continuance of an Event of Default communicate with obligors under the Receivables to verify with them to Lenders’ satisfaction the existence, amount and terms of any Receivables.

(b)            Upon the written request of Lenders at any time after the occurrence and during the continuance of an Event of Default, Borrower shall notify obligors on the Receivables that the Receivables have been assigned to Lenders and that payments in respect thereof shall be made directly to Lenders.

(c)            Anything herein to the contrary notwithstanding, Borrower shall remain liable in respect of each of the Receivables to observe and perform all the conditions and obligations to be observed and performed by it thereunder, all in accordance with the terms of any agreement giving rise thereto. Lenders shall have no obligation or liability under any Receivable (or any agreement giving rise thereto) by reason of or arising out of this Agreement or the receipt by Lenders of any payment relating thereto, nor shall Lenders be obligated in any manner to perform any of the obligations of Borrower under or pursuant to any Receivable (or any agreement giving rise thereto), to make any payment, to make any inquiry as to the nature or the sufficiency of any payment received by it or as to the sufficiency of any performance by any party thereunder, to present or file any claim, to take any action to enforce any performance or to collect the payment of any amounts which may have been assigned to it or to which it may be entitled at any time or times.

(d)           After the occurrence and during the continuance of an Event of Default, for the purpose of enabling Lenders to exercise rights and remedies under this Agreement, Borrower hereby grants to Lenders an irrevocable, nonexclusive license (exercisable without payment of royalty or other compensation to Borrower) to use, license or sublicense any intellectual property now owned or hereafter acquired by Borrower, and wherever the same may be located, and including in such license access to all media in which any of the licensed items may be recorded or stored and to all computer software and programs used for the compilation or printout thereof.

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6.3           Investment Property.

(a)           Unless an Event of Default shall have occurred and be continuing and Lenders shall have given written notice to Borrower of Lenders’ intent to exercise their corresponding rights pursuant to Section 6.3(b), Borrower shall be permitted to receive all cash dividends and distributions paid in respect of the Pledged Equity and all payments made in respect of the Pledged Notes, to the extent permitted in the Facility Agreement, and to exercise all voting and other rights with respect to the Investment Property; provided, that no vote shall be cast or other right exercised or action taken which would reasonably be expected to materially impair the Collateral or which would be inconsistent with or result in any violation of any provision of the Facility Agreement, this Agreement or any other Transaction Document.

(b)           If an Event of Default shall occur and be continuing and Lenders shall give notice of its intent to exercise such rights to Borrower, (i) Lenders shall have the right to receive any and all cash dividends and distributions, payments or other Proceeds paid in respect of the Investment Property and make application thereof to the Borrower Obligations in such order as Lenders may determine in their discretion, (ii) Lenders shall have the right to cause any or all of the Investment Property to be registered in the name of Lenders or their nominee and (iii) Lenders or their nominee may exercise (x) all voting and other rights pertaining to such Investment Property at any meeting of holders of the equity interests of the relevant Issuer or Issuers or otherwise (or by written consent) and (y) any and all rights of conversion, exchange and subscription and any other rights, privileges or options pertaining to such Investment Property as if they were the absolute owner thereof (including the right to exchange at its discretion any and all of the Investment Property upon the merger, consolidation, reorganization, recapitalization or other fundamental change in the corporate or other structure of any Issuer, or upon the exercise by Borrower or Lenders of any right, privilege or option pertaining to such Investment Property, and in connection therewith, the right to deposit and deliver any and all of the Investment Property with any committee, depositary, transfer agent, registrar or other designated agency upon such terms and conditions as Lenders may determine), all without liability except to account for property actually received by it, but Lenders shall have no duty to Borrower to exercise any such right, privilege or option and shall not be responsible for any failure to do so or delay in so doing.

(c)           After the occurrence and during the continuance of an Event of Default, Borrower hereby authorizes and instructs each Issuer of any Investment Property pledged by Borrower hereunder to (i) comply with any instruction received by it from Lenders in writing that (x) states that an Event of Default has occurred and is continuing and (y) is otherwise in accordance with the terms of this Agreement, without any other or further instructions from Borrower, and Borrower agrees that each Issuer shall be fully protected in so complying and (ii) unless otherwise expressly permitted hereby, pay any dividends, distributions or other payments with respect to the Investment Property directly to Lenders.

6.4          Proceeds to be Turned Over to Lenders. In addition to the rights of Lenders specified in Section 6.1 with respect to payments of Receivables, if an Event of Default shall occur and be continuing, all Proceeds received by Borrower consisting of cash, checks and other cash equivalent items shall be held by Borrower in trust for Lenders, segregated from other funds of Borrower, and shall, upon written request of Lenders, forthwith upon receipt by Borrower, be turned over to Lenders in the exact form received by Borrower (duly indorsed by Borrower to Lenders, if required). All Proceeds received by Lenders hereunder shall be held by Lenders in a collateral account maintained under its sole dominion and control. All Proceeds, while held by Lenders in any collateral account (or by Borrower in trust for Lenders) established pursuant hereto, shall continue to be held as collateral security for the Borrower Obligations and shall not constitute payment thereof until applied as provided in Section 6.5.

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6.5          Application of Proceeds. Lenders may apply all or any part of Proceeds from the sale of, or other realization upon, all or any part of the Collateral in payment of the Borrower Obligations in such order as Lenders shall determine in its discretion. Any part of such funds which Lenders elect not so to apply and deem not required as collateral security for the Borrower Obligations shall be paid over from time to time by Lenders to Borrower or to whomsoever may be lawfully entitled to receive the same. Any balance of such Proceeds remaining after the Borrower Obligations shall have been Paid in Full shall be paid over to Borrower or to whomsoever may be lawfully entitled to receive the same.

6.6           Code and Other Remedies. If an Event of Default shall occur and be continuing, Lenders may exercise, in addition to all other rights and remedies granted to them in this Agreement and in any other instrument or agreement securing, evidencing or relating to the Borrower Obligations, all rights and remedies of a secured party under the UCC, PPSA or any other applicable law. Without limiting the generality of the foregoing, Lenders, without demand of performance or other demand, presentment, protest, advertisement or notice of any kind (except any notice required by law referred to below) to or upon Borrower or any other Person (all and each of which demands, defenses (other than defense of payment), advertisements and notices are hereby waived), may in such circumstances forthwith collect, receive, appropriate and realize upon the Collateral, or any part thereof, and/or may forthwith sell, lease, assign, give options to purchase, or otherwise dispose of and deliver the Collateral or any part thereof (or contract to do any of the foregoing), in one or more parcels at public or private sale or sales, at any exchange, broker’s board or office of Lenders or elsewhere upon such terms and conditions as it may deem advisable and at such prices as it may deem best, for cash or on credit or for future delivery with assumption of any credit risk. Lenders shall have the right upon any such public sale or sales, and, to the extent permitted by law, upon any such private sale or sales, to purchase the whole or any part of the Collateral so sold, free of any right or equity of redemption in Borrower, which right or equity is hereby waived and released. Borrower further agrees, at Lenders’ request, to assemble the Collateral and make it available to Lenders at places which Lenders shall reasonably select, whether at Borrower’s premises or elsewhere. Lenders shall apply the net proceeds of any action taken by it pursuant to this Section 6.6, after deducting all reasonable documented out-of-pocket costs and expenses of every kind incurred in connection therewith or incidental to the care or safekeeping of any of the Collateral or in any way relating to the Collateral or the rights of Lenders hereunder, to the payment in whole or in part of the Borrower Obligations, in such order as Lenders may elect in its discretion, and only after such application and after the payment by Lenders of any other amount required by any provision of law, need Lenders account for the surplus, if any, to Borrower. To the extent permitted by applicable law, Borrower waives all claims, damages and demands it may acquire against Lenders arising out of the exercise by them of any rights hereunder. If any notice of a proposed sale or other disposition of Collateral shall be required by law, such notice shall be deemed reasonable and proper if given at least 10 calendar days before such sale or other disposition.

6.7           Registration Rights.

(a)            If Lenders shall determine to exercise their right to sell any or all of the Pledged Equity pursuant to Section 6.6, and if in the opinion of Lenders it is necessary or advisable to have the Pledged Equity, or that portion thereof to be sold, registered under the provisions of the Securities Act or other applicable law, Borrower use its commercially reasonable efforts to (i) cause the Issuer thereof to execute and deliver, and cause the directors and officers of such Issuer to execute and deliver, all such instruments and documents, and do or cause to be done all such other acts as may be, in the opinion of Lenders, necessary or advisable to register the Pledged Equity, or that portion thereof to be sold, under the provisions of the Securities Act or other applicable law, (ii) cause the registration statement relating thereto to become effective and to remain effective for a period of one year from the date of the first public offering of the Pledged Equity, or that portion thereof to be sold, and (iii) make all amendments thereto and/or to the related prospectus which, in the opinion of Lenders, are necessary or advisable, all in conformity with the requirements of the Securities Act or other applicable law and the rules and regulations of the Securities and Exchange Commission or other relevant Government Authority applicable thereto. Borrower agrees to use its commercially reasonable efforts to cause such Issuer to comply with the provisions of the securities or “Blue Sky” laws of any and all jurisdictions which Lenders shall designate and to make available to its security holders, as soon as practicable, an earnings statement (which need not be audited) which will satisfy the provisions of Section 11(a) of the Securities Act or other applicable law.

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(b)            Borrower recognizes that Lenders may be unable to effect a public sale of any or all the Pledged Equity, by reason of certain prohibitions contained in the Securities Act and applicable state or provincial securities laws or otherwise, and may be compelled to resort to one or more private sales thereof to a restricted group of purchasers which will be obliged to agree, among other things, to acquire such securities for their own account for investment and not with a view to the distribution or resale thereof. Borrower acknowledges and agrees that any such private sale may result in prices and other terms less favorable than if such sale were a public sale and, notwithstanding such circumstances, agrees that any such private sale shall be deemed to have been made in a commercially reasonable manner. Lenders shall be under no obligation to delay a sale of any of the Pledged Equity for the period of time necessary to permit the Issuer thereof to register such securities or other interests for public sale under the Securities Act or other applicable law, or under applicable state or provincial securities laws, even if such Issuer would agree to do so.

(c)            Borrower agrees to use its commercially reasonable efforts to do or cause to be done all such other acts as may be necessary to make such sale or sales of all or any portion of the Pledged Equity pursuant to this Section 6.7 valid and binding and in compliance with applicable law. Borrower further agrees that a breach of any of the covenants contained in this Section 6.7 will cause irreparable injury to Lenders, that Lenders have no adequate remedy at law in respect of such breach and, as a consequence, that each and every covenant contained in this Section 6.7 shall be specifically enforceable against Borrower, and Borrower hereby waives and agrees not to assert any defenses against an action for specific performance of such covenants except for a defense that no Event of Default has occurred under the Facility Agreement.

6.8           Waiver; Deficiency. Borrower shall remain liable for any deficiency if the proceeds of any sale or other disposition of the Collateral are insufficient to pay the Borrower Obligations in full and the fees and disbursements of any attorneys employed by Lenders to collect such deficiency.

SECTION 7         MISCELLANEOUS.

7.1           Amendments in Writing. None of the terms or provisions of this Agreement may be waived, amended, supplemented or otherwise modified except in accordance with Section 10.2 of the Facility Agreement.

7.2           Notices. All notices, requests and demands to or upon Lenders or Borrower hereunder shall be addressed to such party and effected in the manner provided for in Section 10.8 of the Facility Agreement.

7.3           Indemnification by Borrower. Borrower agrees to indemnify, pay, and hold Lenders and their Affiliates, officers, directors, employees, agents, and attorneys (the “Indemnitees”) harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, reasonable and documented out-of-pocket costs and expenses (including all reasonable documented out-of-pocket fees and expenses of counsel to such Indemnitees) of any kind or nature whatsoever that may be imposed on, incurred by, or asserted against the Indemnitee as a result of such Indemnitees being a party to this Agreement or the transactions consummated pursuant to this Agreement or otherwise relating to any of the Transaction Documents; provided that Borrower shall not have any obligation to an Indemnitee hereunder with respect to liabilities to the extent resulting from the gross negligence or willful misconduct of that Indemnitee as determined by a final non-appealable order of a court of competent jurisdiction. If and to the extent that the foregoing undertaking may be unenforceable for any reason, Borrower agrees to make the maximum contribution to the payment and satisfaction thereof which is permissible under applicable law. The provisions in this Section 7.3 shall survive repayment of all (and shall be) Borrower Obligations (and all commitments of Lenders, if any, to extend credit that would constitute Borrower Obligations have been terminated or have expired), any foreclosure under, or any modification, release or discharge of, any or all of the Collateral and termination of this Agreement.

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7.4           Enforcement Expenses.

(a)            Borrower agrees to pay or reimburse on demand Lenders for all reasonable out-of-pocket documented costs and expenses incurred in enforcing or preserving any rights under this Agreement and the other Transaction Documents.

(b)            Borrower agrees to pay, and to save Lenders harmless from, any and all liabilities with respect to, or resulting from any delay in paying, any and all stamp, excise, sales or other taxes which may be payable or determined to be payable with respect to any of the Collateral or in connection with any of the transactions contemplated by this Agreement.

(c)            The agreements in this Section 7.4 shall survive repayment of all (and shall be) Borrower Obligations (and all commitments of Lenders, if any, to extend credit that would constitute Borrower Obligations have been terminated or have expired), any foreclosure under, or any modification, release or discharge of, any or all of the Collateral and termination of this Agreement.

7.5           Captions. Section captions used in this Agreement are for convenience only and shall not affect the construction of this Agreement.

7.6           Nature of Remedies. All Borrower Obligations of Borrower and rights of Lenders expressed herein or in any other Transaction Document shall be in addition to and not in limitation of those provided by applicable law. No failure to exercise and no delay in exercising, on the part of Lenders, any right, remedy, power or privilege hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

7.7           Counterparts; Effectiveness. This Agreement and any amendments, waivers, consents or supplements may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all of which counterparts together shall constitute but one in the same instrument. This Agreement shall become effective upon the execution of a counterpart hereof by each of the parties hereto.

7.8           Severability. The invalidity, illegality or unenforceability in any jurisdiction of any provision under this Agreement or any of the other Transaction Documents shall not affect or impair the remaining provisions in this Agreement or any of the other Transaction Documents.

7.9           Entire Agreement. This Agreement and the other Transaction Documents to which the parties hereto are parties embody the entire agreement among the parties hereto and supersede all prior commitments, agreements, representations and understandings, whether oral or written, relating to the subject matter hereof, and may not be contradicted or varied by evidence of prior, contemporaneous, or subsequent oral agreements or discussions of the parties hereto. All Exhibits, Schedules and Annexes referred to herein are incorporated in this Agreement by reference and constitute a part of this Agreement. If any provision contained in this Agreement conflicts with any provision of the Facility Agreement, then with regard to such conflicting provisions, the Facility Agreement shall govern and control.

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7.10          Successors; Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns except that Borrower may not assign its rights or obligations hereunder without the written consent of Lenders and any such purported assignment without such written consent shall be void.

7.11          Applicable Law. THIS AGREEMENT SHALL BE GOVERNED BY AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE PROVINCE OF ONTARIO AND THE FEDERAL LAWS OF CANADA APPLICABLE THEREIN, WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPALS.

7.12          Consent to Jurisdiction. BORROWER HEREBY CONSENTS TO THE JURISDICTION OF ANY COURT LOCATED WITHIN THE PROVINCE OF ONTARIO AND IRREVOCABLY AGREES THAT, SUBJECT TO LENDERS’ ELECTION, ALL ACTIONS OR PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT SHALL BE LITIGATED IN SUCH COURTS. BORROWER EXPRESSLY SUBMITS AND CONSENTS TO THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS. BORROWER HEREBY WAIVES PERSONAL SERVICE OF ANY AND ALL PROCESS AND AGREES THAT ALL SUCH SERVICE OF PROCESS MAY BE MADE UPON BORROWER BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, ADDRESSED TO BORROWER, AT THE ADDRESS SET FORTH IN THE FACILITY AGREEMENT AND SERVICE SO MADE SHALL BE COMPLETE TEN (10) DAYS AFTER THE SAME HAS BEEN POSTED.

7.13          Set-off. Borrower agrees that Lenders have all rights of set-off and bankers’ lien provided by applicable law, and in addition thereto, Borrower agrees that at any time any Event of Default exists, Lenders may apply to the payment of any Borrower Obligations in such order as Lenders may determine in its discretion, whether or not then due, any and all balances, credits, deposits, accounts or moneys of Borrower then or thereafter with Lenders. Lenders hereby agree that it shall endeavor to notify Borrower of any such set-off or any such application, but failure to notify shall have no adverse determination or effect hereunder.

7.14          Acknowledgements. Borrower hereby acknowledges that:

(a)             it has been advised by counsel in the negotiation, execution and delivery of this Agreement and the other Transaction Documents to which it is a party;

(b)             Lenders have no fiduciary relationship with or duty to Borrower arising out of or in connection with this Agreement or any of the other Transaction Documents, and the relationship between Borrower, on the one hand, and Lenders, on the other hand, in connection herewith or therewith is solely that of debtor and creditor; and

(c)             no joint venture is created hereby or by the other Transaction Documents or otherwise exists by virtue of the transactions contemplated hereby among Borrower and Lenders.

7.15          Additional Subsidiaries. Each Person, upon its becoming a Subsidiary of Borrower shall guaranty the Borrower Obligations and grant to Lenders a security interest in the personal property of such Person to secure the Borrower Obligations.

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7.16          Releases.

(a)             At such time as the Borrower Obligations have been Paid in Full, the Collateral shall be automatically released from the Liens created hereby, and this Agreement and all guarantees and obligations (other than those expressly stated to survive such termination) of Lenders and Borrower hereunder shall terminate, all without delivery of any instrument or performance of any act by any party, and all rights to the Collateral shall revert to Borrower. At the request and sole expense (to the extent reasonable, documented and out-of-pocket) of Borrower following any such termination, Lenders shall promptly deliver to Borrower any Collateral held by Lenders hereunder, and execute and deliver to Borrower such documents (including authorization to file UCC and PPSA termination or financing change statements) as Borrower shall reasonably request to evidence such termination.

(b)             If any of the Collateral shall be sold, transferred or otherwise disposed of by Borrower in a transaction permitted by the Facility Agreement, then Lenders, at the request and sole expense (to the extent reasonable, documented and out-of-pocket) of Borrower, shall execute and deliver to Borrower all releases or other documents reasonably necessary or desirable for the release of the Liens created hereby on such Collateral.

7.17          Obligations and Liens Absolute and Unconditional. Borrower understands and agrees that the obligations of Borrower under this Agreement shall be construed as a continuing, absolute and unconditional without regard to (a) the validity or enforceability of any Transaction Document, any of the Borrower Obligations or any other collateral security therefor or guaranty or right of offset with respect thereto at any time or from time to time held by Lenders, (b) any defense, set-off or counterclaim (other than a defense of payment or performance) which may at any time be available to or be asserted by Borrower or any other Person against Lenders, or (c) any other circumstance whatsoever (with or without notice to or knowledge of Borrower) which constitutes, or might be construed to constitute, an equitable or legal discharge of Borrower for the Borrower Obligations, in bankruptcy or in any other instance. When making any demand hereunder or otherwise pursuing its rights and remedies hereunder against Borrower, Lenders may, but shall be under no obligation to, make a similar demand on or otherwise pursue such rights and remedies as it may have against any other Person or against any collateral security or guaranty for the Borrower Obligations or any right of offset with respect thereto, and any failure by Lenders to make any such demand, to pursue such other rights or remedies or to collect any payments from any other Person or to realize upon any such collateral security or guaranty or to exercise any such right of offset, or any release of any other Person or any such collateral security, guaranty or right of offset, shall not relieve Borrower of any obligation or liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of Lenders against Borrower. For the purposes hereof “demand” shall include the commencement and continuance of any legal proceedings.

7.18          Reinstatement. In the event that any payment in respect of the Borrower Obligations, or any part thereof, is rescinded, reduced, restored or returned, the Borrower Obligations shall be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

[Signatures Immediately Follow]

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IN WITNESS WHEREOF, each of the undersigned has caused this Security Agreement to be duly executed and delivered as of the date first above written.

BORROWER:	IMRIS INC.

	By:	(signed)
	Name:	Kelly McNeill
	Title:	Executive Vice-President and Chief Financial Officer

LENDERS:	DEERFIELD PRIVATE DESIGN FUND II, L.P.
	By:	Deerfield Mgmt., L.P., General Partner
	By:	J.E. Flynn Capital LLC, General Partner

	By:	(signed)
	Name:	David J. Clark
	Title:	Authorized Signatory

DEERFIELD PRIVATE DESIGN INTERNATIONAL II, L.P.
	By:	Deerfield Mgmt., L.P. General Partners
	By:	J.E. Flynn Capital LLC, General Partner

	By:	(signed)
	Name:	David J. Clark
	Title:	Authorized Signatory

DEERFIELD SPECIAL SITUATIONS FUND, L.P.
	By:	Deerfield Mgmt., L.P., General Partner
	By:	J.E. Flynn Capital LLC, General Partner

	By:	(signed)
	Name:	David J. Clark
	Title:	Authorized Signatory

DEERFIELD SPECIAL SITUATIONS INTERNATIONAL MASTER FUND, L.P.
	By:	Deerfield Mgmt., L.P., General Partner
	By:	J.E. Flynn Capital LLC, General Partner

	By:	(signed)
	Name:	David J. Clark
	Title:	Authorized Signatory

SCHEDULE 2

FILINGS AND PERFECTION

(See attached)

Personal Property	276 Portage Avenue
Registry	Winnipeg MB R3C 0B6
Canada
Bureau d'enregistrement	276, avenue Portage
relatif aux biens personnels	Winnipeg (Manitoba) R3C 0B6
Canada
Confirmation Statement
Financing Statement	Registration Number	201316654300
Registration Date and Time:	2013-09-13 1:30:05 PM

Registered under The Personal Property Security Act

Expiry date: 2023-09-13

Business Debtors (name, address):

IMRIS INC.

100-1370 SONY PLACE

WINNIPEG, MB

CANADA R3T 1N5

Secured Parties (party code, name, address):

DEERFIELD PRIVATE DESIGN FUND II, L.P.

C/O DEERFIELD MANAGEMENT COMPANY, L.P., 780 THIRD AVENUE, 37TH FLOOR

NEW YORK, NY

USA 10017

Reference number: 5602577

DEERFIELD PRIVATE DESIGN INTERNATIONAL II, L.P.

C/O DEERFIELD MANAGEMENT COMPANY, L.P., 780 THIRD AVENUE, 37TH FLOOR

NEW YORK, NY

USA 10017

Reference number: 5602577

DEERFIELD SPECIAL SITUATIONS FUND, L.P.

C/O DEERFIELD MANAGEMENT COMPANY, L.P., 780 THIRD AVENUE, 37TH FLOOR

NEW YORK, NY

USA 10017

Reference number: 5602577

DEERFIELD SPECIAL SITUATIONS INTERNATIONAL

MASTER FUND, L.P.

C/O DEERFIELD MANAGEMENT COMPANY, L.P., 780 THIRD AVENUE, 37TH FLOOR

NEW YORK, NY

USA 10017

Reference number: 5602577

Personal Property	276 Portage Avenue
Registry	Winnipeg MB R3C 0B6
Canada
Bureau d'enregistrement	276, avenue Portage
relatif aux biens personnels	Winnipeg (Manitoba) R3C 0B6
Canada
Confirmation Statement
Financing Statement	Registration Number	201316654300
Registration Date and Time:	2013-09-13 1:30:05 PM

Collateral - General Description:

*The security interest is taken in all of the debtor's present and after-acquired personal property.

A SECURITY INTEREST IS TAKEN IN ALL PRESENT AND AFTER-ACQUIRED PERSONAL PROPERTY OF THE DEBTOR WHEREVER LOCATED INCLUDING PROCEEDS THEREOF.

End of Confirmation Statement

SCHEDULE 1

INVESTMENT PROPERTY

A.          PLEDGED EQUITY

Borrower (owner of				Certificate
Record of such Pledged		Pledged Equity	Percentage of	(Indicate
Equity)	Issuer	Description	Issuer	No.)

IMRIS INC.	IMRIS, Inc	100 Common Shares	100%	1C

	NeuroArm Surgical	13,691,658 Class
IMRIS INC.	Limited	A Common Shares	100%	n/a

IMRIS INC.	IMRIS (Europe) Sprl	19,980 Shares	99.9%	n/a

	IMRIS Germany	25,000
IMRIS INC.	Gmbh	Gezeichnetes Stammkapital	100%	n/a

IMRIS INC.	IMRIS KK	20 Common Shares	100%	n/a

IMRIS INC.	IMRIS SINGAPORE
	PTE. LTD	1 Ordinary Share	100%	1

IMRIS INC	IMRIS INDIA	9,990 Equity
	PRIVATE LTD	Shares	99.9%	n/a

B.          PLEDGED NOTES

None.

C.          OTHER INVESTMENT PROPERTY

None.

SCHEDULE 3

BORROWER INFORMATION

		FEDERAL	CHIEF
BORROWER		EMPLOYER	EXECUTIVE	ORGANIZATIONAL
(exact legal	JURISDICTION OF	IDENTIFICATION	OFFICE	IDENTIFICATION
name)	ORGANIZATION	NUMBER	LOCATION	NUMBER

IMRIS INC.	Canada	98-0473230	Winnipeg,	434265-8
Manitoba

SCHEDULE 4

A.          COLLATERAL LOCATIONS

100 - 1370 Sony Place
Winnipeg, Manitoba
Canada, R3T 1N5
(includes inventory and equipment with a book value in excess of $25,000)
(leased)	GENDIS
1370 Sony Place
Winnipeg, MB R3T 1N5

5101 Shady Oak Rd (chief executive office)
Minnetonka, MN 55343
(includes inventory and equipment with a book value in excess of $25,000)
(leased)	CSM Investors, Inc
500 Washington Ave. S., Suite 3000
Minneapolis, MN 55415-1151
Attn: General Counsel

10-B1
China Merchants Tower
No. 118 Jianguo Road
Beijing 100022, China
(leased)

IMRIS Germany GmbH
Nordostpark 16
90411 Nürnberg
Germany
(includes inventory and equipment with a book value in excess of $25,000)
(leased)	IVG Asset Management GmbH
Niederlassung Munchen,
Zweigstelle Nurnberg
Nordostpark 14. 90411 Nurenberg

IMRIS
Level 27 Tokyo Sankei Building
1-7-2 Otemachi Chiyoda-ku,
Tokyo 100-0004 Japan
(leased)

IMRIS Singapore Pte. Ltd.
18 Holland Hill 08-17
278746 Singapore
Singapore
(leased)

B.	COLLATERAL IN POSSESSION OF LESSOR,
BAILEE, CONSIGNEE OR WAREHOUSEMAN

None

SCHEDULE 5

INTELLECTUAL PROPERTY

Patents and Patent Licenses

Adeco			Reference
#			Number	Patent Issued
84846		Description	(Jurisdiction)	Patent Pending
	1	APPARATUS FOR USE IN SURGICAL PROCEDURES	5,735,278 (US)	Issued (US, France, Netherlands, Germany, UK, ,CAN,JP)
402	2	DETECTION OF COLLISIONS IN MEDICAL PROCEDURES	7,446,304 (US)	Issued (US,CAN,JP)
602	3	MOVABLE INTEGRATED SCANNER FOR SURGICAL IMAGING APPLICATIONS	8,295,905 (US)	Issued (US)
632	4	MOVABLE INTEGRATED SCANNER FOR SURGICAL IMAGING APPLICATIONS (DIV)	13/163,025 (US)	Pending
1102	5	CONTROL OF MAGNETIC FIELD HOMOGENEITY IN MOVABLE MRI SCANNING SYSTEM	8,073,524 (US)	Issued (US)
1302	6	PATIENT SUPPORT TABLE FOR USE IN MAGNETIC RESONANCE IMAGING	8,369,929	Issued (US)
1502	7	FLOATING SEGMENTED SHIELD CABLE ASSEMBLY	7,834,270 (US)	Issued (US)
1602	8	MRI GUIDED RADIATION THERAPY	8,295,906 (US)	Issued (US)
2002	9	SYSTEM FOR MAGNETIC RESONANCE AND X-RAY IMAGING	8,190,235 (US)	Issued (US, CAN)
2032	10	SYSTEM FOR MAGNETIC RESONANCE AND X-RAY IMAGING (CON)	8,442,617(US)	Issued (US)
2202	11	SUPPORT COMPONENT FOR USE IN IMAGING BY MAGNETIC RESONANCE AND X-RAY	8,245,335 (US)	Issued (US)
2402	12	MOVABLE TABLE FOR MAGNETIC RESONANCE IMAGING	12/780,085 (US)	Allowed
2502	13	IMAGE GUIDED RADIATION THERAPY	8,295,430 (US)	Issued (US)
2602	14	RF COIL FOR MAGNETIC RESONANCE IMAGING WHICH IS NOT VISIBLE IN X-RAY IMAGE	12/826,191 (US)	Pending
2702	15	COIL DECOUPLING FOR AN RF COIL ARRAY	8,138,762 (US)	Issued (US)
2802	16	AUTOMATIC REGISTRATION FOR IMAGE GUIDED SURGERY	12/913,155 (US)	Pending
2902	17	IMAGING SYSTEM USING MARKERS	12/907,398 (US)	Pending
3002	18	DUAL ULTRASOUND 3-D TRANSDUCER AND RADIO FREQUENCY COIL DEVICE FOR REAL TIME MR INTERVENTIONAL AND RADIATION THERAPY PROCEDURES	12/972,726 (US)	Pending
3102	19	RF COIL ASSEMBLY FOR USE IN MAGNETIC RESONANCE IMGAING	12/770,882 (US)	Pending
1802	20	MRI SAFETY SYSTEM	12/942,522 (US)	Pending
3302	21	MULTI TRANSMIT / RECEIVE HEAD ARRAY COIL WITH REMOVABLE PANELS	8,406,853 (US)	Issued (US)
	22	METHODS, DEVICES AND SYSTEMS USEFUL IN REGISTRATION	12/596,397 (US)	Pending
3602	23	LINAC/MR COMBINATION	13/523,257 (US)	Pending
192-105US	24	METHODS, DEVICES, AND SYSTEMS FOR AUTOMATED MOVEMENTS INVOLVING MEDICAL ROBOTS	12/596,418 (US)	Allowed
192-106US	25	FRAME MAPPING AND FORCE FEEDBACK METHODS, DEVICES AND SYSTEMS	12/596,417 (US)	Allowed
	26	METHODS, DEVICES, AND SYSTEMS FOR NON-MECHANICALLY RESTRICTING AND/OR PROGRAMMINGMOVEMENT OF A TOOL OF A MANIPULATOR ALONG A SINGLE AXIS	12/596,426 (US)	Allowed

	27	AN MRI COMPATIBLE CAMERA THAT INCLUDES A LIGHT EMITTING DIODE FOR ILLUMINATING A SITE	12/596,424 (US)	Pending
	28	DEVICES FOR INTERFACING BETWEEN MANIPULATORS AND SURGICAL TOOLS	12/596,420 (US)	Pending
	29	MICROSURGICAL ROBOT SYSTEM (1921-110)	7,155,316 (US)	Issued (US)
	30	MICROSURGICAL ROBOT SYSTEM (1921-110CON1)	8,005,571 (US)	Issued (US)
	31	MICROSURGICAL ROBOT SYSTEM (1921-110CON1A)	8,170,717 (US)	Issued (US)
	32	MICROSURGICAL ROBOT SYSTEM (1921-110CON1B)	8,041,459 (US)	Issued (US)
	33	MICROSURGICAL ROBOT SYSTEM (1921-110CON2)	8,396,598 (US)	Issued (US)
	34	MICROSURGICAL ROBOT SYSTEM (1921-110CON2A)	11/735,983 (US)	Pending
	35	MICROSURGICAL ROBOT SYSTEM (1921-110EPDIV)	08012412.6(EP)	Pending
3402	36	MRI COMPATIBLE STEROSCOPIC VIEWING DEVICE FOR USE IN THE BORE OF AN MR MAGNET	13/012,164 (US)	Pending
3502	37	MRI COMPATIBLE STEROSCOPIC VIEWING DEVICE FOR USE IN THE BORE OF AN MR MAGNET	13/040,037 (US)	Pending
4202	38	MAGNETIC RESONANCE SIGNAL DETECTION USING REMOTELY POSITIONED RECEIVE COILS	13/090,816 (US)	Pending
42US2	39	MAGNETIC RESONANCE SIGNAL DETECTION USING REMOTELY POSITIONED RECEIVE COILS (CON)	13/856,562 (US)	Pending
4232	40	MAGNETIC RESONANCE SIGNAL DETECTION USING REMOTELY POSITIONED RECEIVE COILS (CON)	8,487,615 (US)	Issued (US)
3902	41	Phased Array MR RF Coil which is not Visible in X-Ray Image	13/455,849 (US)	Pending
4002	42	Head Clamp for Use in Imaging by Magnetic Resonance and X-Ray	13/467,196 (US)	Pending
4402	43	Stacked coil for magnetic resonance imaging	13/290,176 (US)	Pending
4302	44	A MR COMPATIBLE ROBOTIC SURGICAL INSTRUMENT WI INTEGRATED SENSORS	13/229,264 (US)	Pending
4502	45	Surface electrode design that can be left in place during MR imaging	13/311,677 (US)	Pending
46US	46	Drive system for Head Clamp for Use in Imaging by Magnetic Resonance and X-Ray	13/690,385 (US)	Pending
47US	47	Patient Alignment in MRI Guided Radiation Therapy	13/778,621 (US)	Pending
48US	48	MRI Table Emulator	13/670,944	Pending
49P	49	A Method for MR-guided Brachytherapy with Consistent Patient Positioning	61/723,146	Provisional
1921-117PR1	50	Robot-Assisted Image-Guided Computed Tomography Surgical System	61/773,552	Provisional
50P/ADB	51	Control of SAR Values in MR Imaging	61/8241,454	Provisional
1921-118PRV / U.S	52	Control System to Determine Acceptable Magnetic Resonance Conditional Robot Position for Initiating Magnetic Resonance Imaging	61/825,811

EU = France, Germany, Netherlands & UK.

Trademarks and Trademark Licenses

(See attached)

Copyrights

Various customer user manuals.

IMRIS Trademarks Status

March 5, 2013

Trademark	Country	Status	Number	Action Required	Deadline

IMRISMATRIX	European	Registered	006902746	N/A	05-09-2018
	Community
	Australia	Registered	1240544	N/A	05-13-2018
	Japan	Registered	5273553	N/A	10-16-2019
	Korea	Registered	40-795412	N/A	07-16-2019

IMRISNEURO	Canada	Registered	719650	N/A	07-29-2023
	United States	Registered	3542574	N/A	09-12-2014
	European	Registered	006115919	N/A	07-19-2017
	Community
	Australia	Registered	1240545	N/A	05-13-2018
	China (Class 37)	Registered	6800886	N/A	06-07-2020
	China (Class 9)	Registered	6800884	N/A	07-07-2020
	India	Allowed	1698890	N/A	N/A
	Japan	Registered	5273552	N/A	10-16-2019
	Korea	Registered	45-28534	N/A	08-07-2019

IMRISCARDIO	European	Registered	006116016	N/A	07-19-2017
	Community
	Australia	Registered	1240547	N/A	05-13-2018
	China (Class 37)	Registered	6800889	N/A	04-28-2020
	China (Class 9)	Registered	6800887	N/A	07-07-2020
	India	Registered	1698887	N/A	06-13-2017
	Japan	Registered	5273551	N/A	10-16-2019
	Korea	Registered	45-28533	N/A	08-07-2019

	Canada	Registered	748811	N/A	09-28-2024

	United States	Registered	3829977	N/A	08-10-2016
	European	Registered	006184576	N/A	08-09-2017
	Community
	Australia	Registered	1240546	N/A	05-13-2018
	China (Class 37)	Registered	6800910	N/A	04-28-2020
	China (Class 9)	Registered	6800890	N/A	07-07-2020
	India	Allowed	1698891	N/A	N/A
	Japan	Registered	5273650	N/A	10-16-2019
	Korea	Registered	45-28532	N/A	08-07-2019

1

	Canada	Registered	676375	N/A	11-06-2021

	United States	Registered	3306588	N/A	10-09-2013
	European	Registered	004619061	N/A	08-26-2015
	Community

IMRIS	Canada	Registered	561655	N/A	05-09-2017

ISPACE	European	Registered	004971371	N/A	03-21-2016
	Community

VISIUS	Canada	Pending	1540949	Allowed	08-24-2014
	European	Registered	010219715	N/A	08-25-2021
	Community

VISIUSeye	Canada	Pending	1589916	Approved for publication	N/A
	United States	Pending	85705607	In examination	N/A
	European	Registered	11121498	N/A	08-15-2022
	Community

SYMBIS	Canada	Pending	1587844	In examination	08-25-2013
	United States	Pending	85692838	In examination	N/A
	European	Registered	11085545	N/A	07-31-2022
	Community

VISIUSmatrix	Canada	Pending	1543793	Allowed	09-16-2014
	United States	Pending	85427928	In examination	N/A
	European	Registered	010282416	N/A	09-21-2021
	Community
	Australia	Registered	1449971	N/A	09-22-2021
	China (Class 9)	Pending	10159708	In examination	N/A
	China (Class 10)	Pending	10159707	In examination	N/A
	China (Class 11)	Pending	10159706	In examination	N/A
	China (Class 38)	Pending	10159705	In examination	N/A
	India	Pending	2230546	In examination	N/A
	Korea	Pending	40-2011-51831	Published for opposition	N/A

2

DATAFLOW	Canada	Pending	1505763	In opposition	N/A

SKYRAIL	Canada	Pending	1606120	Awaiting examination	N/A
		(stop work)
	United States	Pending	85806511	Awaiting examination	N/A
		(stop work)
	European	Abandoned	11438058	N/A	N/A
	Community
	Japan	Pending	2012-103108	N/A	N/A
		(stop work)

ACCUTRACK	Canada	Pending	1521008	Allowed	03-28-2014
	United States	Pending	85278626	In examination	N/A
	European	Registered	009854341	N/A	03-03-2021
	Community

3

SCHEDULE 6

DEPOSITARY AND OTHER DEPOSIT ACCOUNTS

[Redacted bank account information due to confidentiality.]

SCHEDULE 7

COMMERCIAL TORT CLAIMS

None.